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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 5)*

The Brazil Fund, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

105759104

(CUSIP Number)

Bruno Sanglé-Ferrière
Carrousel Captial Ltd.
203-205 Brampton Road
London SW3 1LA
+44 20 7823 7044

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 16, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on following pages)
(Page 1 of 8 Pages)

CUSIP No. 105759104			Page 2 of 8 Pages

1.	Name of Reporting Person: The Carrousel Fund Ltd.		I.R.S. Identification Nos. of Above Persons (Entities Only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 478,000

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 478,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.9%

14.	Type of Reporting Person (See Instructions): CO; IV1

*SEE INSTRUCTIONS BEFORE FILLING OUT!

[1]Not registered under the Investment Company Act of 1940.

CUSIP No. 105759104			Page 3 of 8 Pages

1.	Name of Reporting Person: The Carrousel Fund II Limited		I.R.S. Identification Nos. of Above Persons (Entities Only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 470,400

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 470,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.9%

14.	Type of Reporting Person (See Instructions): CO; IV1

*SEE INSTRUCTIONS BEFORE FILLING OUT!

[1]Not registered under the Investment Company Act of 1940.

CUSIP No. 105759104			Page 4 of 8 Pages

1.	Name of Reporting Person: Carrousel Capital Ltd.		I.R.S. Identification Nos. of Above Persons (Entities Only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 949,485

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 949,485

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 949,485

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.9%

14.	Type of Reporting Person (See Instructions): CO; IV1

*SEE INSTRUCTIONS BEFORE FILLING OUT!

[1]Not registered under the Investment Company Act of 1940.

CUSIP No. 105759104			Page 5 of 8 Pages

1.	Name of Reporting Person: Bruno Sanglé-Ferrière		I.R.S. Identification Nos. of Above Persons (Entities Only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: France

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 949,485

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 949,485

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 949,485

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.9%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 105759104	Schedule 13D	Page 6 of 8 Pages

Item 1.      Security and Issuer.
     This Amendment No. 5 to the statement on Schedule 13D amends Items 4 and 7 of the statement on Schedule 13D originally filed by: (a) The Carrousel Fund Ltd. (“Carrousel Fund I”), (b) The Carrousel Fund II Limited (“Carrousel Fund II”), (c) Carrousel Capital Ltd. (“Carrousel”), and (d) Bruno Sanglé-Ferrière (“Sanglé-Ferrière” and, collectively with Carrousel Fund I, Carrousel Fund II and Carrousel Capital, the “Reporting Persons”) with the Securities and Exchange Commission on September 16, 2005 and amended by Amendment No. 1 filed on October 21, 2005, Amendment No. 2 filed on November 7, 2005, Amendment No. 3 filed on November 9, 2005 and Amendment No. 4 filed on November 14, 2005, which relate to the shares of common stock, $0.01 par value per share, of The Brazil Fund, Inc., a Maryland corporation (the “Fund”). The principal executive offices of the Fund are located at 345 Park Avenue, New York, New York 10154.
Item 4.      Purpose of Transaction.
     Item 4 is hereby amended by adding the following:
     In response to the November 9th Letter sent by Carrousel, on November 11, 2005, the Fund sent a letter to Mr. Sanglé-Ferrière on behalf of Carrousel that stated that the Board of Directors of the Fund, as stated in the Fund’s announcement on October 28, 2005, amended the Fund’s By-Laws to change the date of the Annual Meeting pursuant to Article 7 of the Fund’s Articles of Incorporation. In addition, the Fund’s letter also stated that under Maryland law only the purposes stated in the notice of a special meeting may be considered at such meeting and therefore, the only purpose that can be considered at the special meeting on December 13, 2005 is the conversion of the Fund into an open-end investment company, not the election of the directors nominated by Carrousel.
     On November 16, 2005, in response to the Fund’s letter of November 11, 2005, Carrousel sent a letter to the Fund (the “November 16th Letter”) that identified the fact that the Fund’s announcement on October 28, 2005 did not state that the Board amended the Fund’s By-laws to change the date of the Annual Meeting pursuant to Article 7 of the Fund’s Articles of Incorporation. In addition, the November 16th Letter stated that if the amendment was made, the Fund has yet to file any such amendment to the By-laws with the U.S. Securities and Exchange Commission; accordingly, Carrousel does not have access to such amendment.
     The November 16th Letter also stated that the Fund’s By-laws explicitly provide that a stockholder may make nominations of candidates for election as directors at any meeting and that Carrousel’s nominations of candidates for election as directors at the upcoming Special Meeting were made in accordance with the By-laws. Consequently, Carrousel reasoned in the November 16th Letter that the Fund is obligated to ensure that Carrousel’s nominations of candidates for election as directors are considered at the Special Meeting and to provide updated notice to the Fund’s stockholders of Carrousel’s nominations.
     The foregoing description of the November 16th Letter is not intended to be complete and is qualified in its entirety by the complete text of the November 16th Letter, which is filed as Exhibit J hereto and is incorporated herein by reference.
     Other than as set forth above, none of the Reporting Persons or, in the case of non-individual Reporting Persons, any of their directors or executive officers identified in Item 2, have any present plans or proposals which relate to or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D (although they reserve the right to develop any such plans or proposals).

CUSIP No. 105759104	Schedule 13D	Page 7 of 8 Pages

Item 7. Material to be Filed As Exhibits.
     Item 7 is hereby amended by adding the following:

Exhibit J.	Letter, dated November 16, 2005, from Carrousel Capital Ltd. to Robert J. Callander, Chairman of the Board of The Brazil Fund, Inc.

CUSIP No. 105759104	Schedule 13D	Page 8 of 8 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 17, 2005

THE CARROUSEL FUND LTD.
By:	/s/ Bruno Sanglé-Ferrière
	Name:	Bruno Sanglé-Ferrière
	Title:	Attorney-in-fact

THE CARROUSEL FUND II LIMITED
By:	/s/ Bruno Sanglé-Ferrière
	Name:	Bruno Sanglé-Ferrière
	Title:	Attorney-in-fact

CARROUSEL CAPITAL LTD.
By:	/s/ Bruno Sanglé-Ferrière
	Name:	Bruno Sanglé-Ferrière
	Title:	Director

/s/ Bruno Sanglé-Ferrière
Bruno Sanglé-Ferrière